Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Baytex Energy Corp.:
We consent to the use of our reports, each dated February 24, 2022, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this Annual Report on Form 40-F.

/s/ KPMG LLP
Chartered Professional Accountants
Calgary, Canada
March 1, 2022